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EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Successor	Predecessor
	Nine Months Ended September 30,
	2006	2005
Income before income taxes and minority interest	$181,782	$454,329
Interest expense	675,835	379,383
Portion of rent estimated to represent the interest factor	109,113	99,678

Earnings before income taxes, minority interest and fixed charges	$966,730	$933,390

Interest expense (including capitalized interest)	$681,091	$381,301
Portion of rent estimated to represent the interest factor	109,113	99,678

Fixed charges	$790,204	$480,979

Ratio of earnings to fixed charges	1.2	1.9

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THE HERTZ CORPORATION AND SUBSIDIARIES CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In Thousands of Dollars Except Ratios) Unaudited